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
Supplemental Material for Financial Results for FY2009 Second Quarter (Consolidated)
(U.S. GAAP)

-----------------------------------------------------------------------------------------------------    ---------
                    FY2008                                                FY2009                          FY2009
                  ----------------------------------------------          ---------------------------     Forecast
                  -------------------                                     ----------------
                             (Note 1)                   (Note 1)
                      1Q       2Q    First Half   3Q       4Q                1Q       2Q    First Half
                    (2007/   (2007/  (2007/     (2007/   (2008/  (2007/4-  (2008/   (2008/   (2008/        (2008/4-
                     4-6)     7-9)    4-9)      10-12)    1-3)    2008/3)   4-6)     7-9)     4-9)          2009/3)
-----------------------------------------------------------------------------------------------------    ---------
Vehicle Production   2,090    2,004    4,094    2,201    2,252     8,547    2,137    1,952    4,089
(thousands of units)
   --------------------------------------------------------------------------------------------------
   (Japan)           1,239    1,190    2,429    1,358    1,373     5,160    1,252    1,198    2,451
   - including
      Daihatsu & Hino
     [Daihatsu]   [    194 ][   182 ][   376 ][   197 ][   212 ][    785 ][   197 ][   190 ][   387 ]
     [Hino]       [     26 ][    27 ][    53 ][    28 ][    30 ][    111 ][    28 ][    29 ][    57 ]
   --------------------------------------------------------------------------------------------------
   (Overseas)          851      814    1,665      843      879     3,387      885      754    1,638
   - including
      Daihatsu & Hino
     [Daihatsu]   [     17 ][    17 ][    34 ][    19 ][    27 ][     80 ][    34 ][    36 ][    70 ]
     [Hino]       [      - ][     - ][     - ][     - ][     - ][      - ][     - ][     - ][     - ]
     ------------------------------------------------------------------------------------------------
     North America     340      306      646      300      322     1,268      326      237      563
     ................................................................................................
        Europe         184      157      341      183      187       711      168      126      294
     ................................................................................................
         Asia          220      237      457      241      263       961      263      259      521
     ................................................................................................
      Central and       38       41       79       40       31       150       40       44       85
     South America
     ................................................................................................
       Oceania          35       42       77       39       33       149       38       38       76
     ................................................................................................
        Africa          34       31       65       40       43       148       50       50       99
-----------------------------------------------------------------------------------------------------    ---------
Vehicle Sales        2,162    2,139    4,301    2,281    2,331     8,913    2,186    2,064    4,250        8,240
(thousands of units)
   --------------------------------------------------------------------------------------------------    ---------
   (Japan)             500      506    1,006      541      641     2,188      512      504    1,016        2,080
   - including
      Daihatsu & Hino
     [Daihatsu]   [    140 ][   128 ][   268 ][   129 ][   174 ][    571 ][   145 ][   142 ][   287 ]    [   590 ]
     [Hino]       [      9 ][    13 ][    22 ][    11 ][    13 ][     46 ][     9 ][    11 ][    20 ]    [    40 ]
   --------------------------------------------------------------------------------------------------    ---------
   (Overseas)        1,662    1,633    3,295    1,740    1,690     6,725    1,674    1,560    3,234        6,160
   - including
      Daihatsu & Hino
     [Daihatsu]   [     52 ][    52 ][   104 ][    51 ][    59 ][    214 ][    59 ][    57 ][   116 ]    [   230 ]
     [Hino]       [     16 ][    15 ][    31 ][    17 ][    17 ][     65 ][    19 ][    17 ][    36 ]    [    80 ]
     ------------------------------------------------------------------------------------------------    ---------
     North America     762      735    1,497      756      705     2,958      729      629    1,357        2,420
     ................................................................................................    .........
        Europe         333      302      635      308      341     1,284      301      277      579        1,210
     ................................................................................................    .........
         Asia          222      230      452      241      263       956      262      247      510          990
     ................................................................................................    .........
      Central and       77       82      159       91       70       320       85       82      167          300
     South America
     ................................................................................................    .........
       Oceania          70       70      140       74       75       289       81       68      149          280
     ................................................................................................    .........
        Africa          77       75      152       85       77       314       77       81      158          310
     ................................................................................................    .........
     Middle East       120      136      256      183      158       597      137      174      310          650
     ................................................................................................    .........
        Other            1        3        4        2        1         7        2        2        4
-----------------------------------------------------------------------------------------------------    ---------
Total Retail
 Unit Sales          2,365    2,336    4,701    2,316    2,413     9,430    2,406    2,233    4,639
(thousands of units)
-----------------------------------------------------------------------------------------------------    ---------
Housing Sales (units)  853    1,412    2,265    1,195    1,971     5,431      916    1,520    2,436        5,700
-----------------------------------------------------------------------------------------------------    ---------

Supplemental Material for Financial Results for FY2009 Second Quarter (Consolidated)
(U.S. GAAP)

---------------------------------------------------------------------------------------------------------    ---------
                    FY2008                                                  FY2009                            FY2009
                  -----------------------------------------------           -----------------------------     Forecast
                  -------------------                                       ----------------
                             (Note 1)                    (Note 1)
                      1Q       2Q     First Half   3Q       4Q                 1Q        2Q     First Half
                    (2007/   (2007/   (2007/     (2007/   (2008/  (2007/4-   (2008/    (2008/    (2008/        (2008/4-
                     4-6)     7-9)     4-9)      10-12)    1-3)    2008/3)    4-6)      7-9)      4-9)          2009/3)
---------------------------------------------------------------------------------------------------------    ---------
Foreign Exchange Rates                                                                                     as premise:
   ------------------------------------------------------------------------------------------------------
   Yen to US Dollar    121      118       119      113      105       114       105       108       106            103
   ------------------------------------------------------------------------------------------------------    ---------
   Yen to Euro         163      162       162      164      158       162       163       162       163            146
---------------------------------------------------------------------------------------------------------    ---------
Market Share (Japan)                                                                                     approximately
   ------------------------------------------------------------------------------------------------------
   Toyota
   (excluding         46.1     44.8      45.4     47.7     44.3      45.6      47.4      44.8      45.7            46%
    Mini-Vehicles) (%)
   ------------------------------------------------------------------------------------------------------    ---------
   Toyota, Daihatsu
    and Hino          42.1               41.7     43.4               42.0      43.6                42.5
   (including
    Mini-Vehicles) (%)
---------------------------------------------------------------------------------------------------------    ---------
Number of Employees         309,797   309,797           316,121   316,121   323,650   324,537   324,537 (Note 2)
---------------------------------------------------------------------------------------------------------    ---------
Net Revenues
 (billions of yen) 6,522.6  6,489.6  13,012.2  6,709.9  6,567.1  26,289.2   6,215.1   5,975.3  12,190.4       23,000.0
   ------------------------------------------------------------------------------------------------------    ---------
   Geographic Information
     ----------------------------------------------------------------------------------------------------
        Japan      3,662.9  3,653.9   7,316.8  3,984.8  4,014.2  15,315.8   3,660.8   3,546.5   7,207.3
     ....................................................................................................
    North America  2,510.9  2,399.0   4,909.9  2,369.8  2,143.5   9,423.2   2,091.1   1,861.9   3,953.0
     ....................................................................................................
       Europe      1,019.0  1,001.6   2,020.6    983.1    989.7   3,993.4     916.2     867.8   1,783.9
     ....................................................................................................
         Asia        720.1    785.2   1,505.3    811.2    804.4   3,120.9     798.3     827.6   1,626.0
     ....................................................................................................
        Other        559.7    569.2   1,128.9    641.2    524.0   2,294.1     628.7     592.7   1,221.4
     ....................................................................................................
     Elimination  -1,950.0 -1,919.3  -3,869.3 -2,080.2 -1,908.7  -7,858.2  -1,880.0  -1,721.2  -3,601.2
   ------------------------------------------------------------------------------------------------------
   Business Segment
     ----------------------------------------------------------------------------------------------------
      Automotive   6,014.3  5,925.3  11,939.6  6,180.4  6,057.3  24,177.3   5,720.9   5,439.8  11,160.7
     ....................................................................................................
     Financial
      Services       378.6    406.7     785.3    391.7    321.3   1,498.3     363.1     374.5     737.7
     ....................................................................................................
      All Other      293.0    321.0     614.0    333.6    399.3   1,346.9     288.2     314.3     602.4
     ....................................................................................................
     Elimination    -163.3   -163.4    -326.7   -195.8   -210.8    -733.3    -157.1    -153.3    -310.4
---------------------------------------------------------------------------------------------------------    ---------
Operating Income
 (billions of yen)   675.4    596.7   1,272.1    601.5    396.7   2,270.3     412.5     169.5     582.0          600.0
   (Operating
    Income Ratio)
       (%)         (  10.4) (   9.2)  (   9.8) (   9.0) (   6.0) (    8.6)  (   6.6)  (   2.8)  (   4.8)       (   2.6)
   ------------------------------------------------------------------------------------------------------    ---------
   Geographic Information
     ----------------------------------------------------------------------------------------------------
        Japan        396.6    376.7     773.3    389.4    277.6   1,440.3     217.1     104.6     321.7
     ....................................................................................................
     North America   160.2     93.9     254.1     63.6    -12.4     305.3      69.1     -34.9      34.3
     ....................................................................................................
        Europe        38.5     29.8      68.3     34.0     39.2     141.5      20.3     -11.5       8.7
     ....................................................................................................
         Asia         49.6     67.1     116.7     64.3     75.4     256.4      69.3      67.8     137.2
     ....................................................................................................
        Other         38.6     33.1      71.7     49.9     22.3     143.9      44.5      34.6      79.1
     ....................................................................................................
     Elimination      -8.1     -3.9     -12.0      0.3     -5.4     -17.1      -7.8       8.9       1.0
   ------------------------------------------------------------------------------------------------------
   Business Segment
     ----------------------------------------------------------------------------------------------------
      Automotive     622.1    559.5   1,181.6    567.8    422.5   2,171.9     332.3     133.6     465.9
     ....................................................................................................
      Financial
      Services        48.3     29.5      77.8     20.9    -12.2      86.5      79.1      28.1     107.2
     ....................................................................................................
      All Other        4.1      6.0      10.1     11.8     11.1      33.0       2.9       8.9      11.8
     ....................................................................................................
     Elimination       0.9      1.7       2.6      1.0    -24.7     -21.1      -1.8      -1.1      -2.9
---------------------------------------------------------------------------------------------------------    ---------
Income before income
taxes (billions      739.0    623.2   1,362.2    652.7    422.3   2,437.2     453.0     183.4     636.4          640.0
of yen)
(Income before
income taxes       (  11.3) (   9.6)  (  10.5) (   9.7) (   6.4) (    9.3)  (   7.3)  (   3.1)  (   5.2)       (   2.8)
Ratio) (%)
---------------------------------------------------------------------------------------------------------    ---------
Equity in Earnings of
Affiliated Companies  81.8     63.3     145.1     79.1     45.9     270.1      95.0      49.1     144.1
(billions of  yen)
---------------------------------------------------------------------------------------------------------    ---------
Net Income           491.5    450.9     942.4    458.6    316.8   1,717.8     353.6     139.8     493.4          550.0
(billions of yen)
(Net Income Ratio)(%)( 7.5) (   6.9)  (   7.2) (   6.8) (   4.8) (    6.5)  (   5.7)  (   2.3)  (   4.0)      (   2.4 )
---------------------------------------------------------------------------------------------------------    ---------
Shareholders Return
   ------------------------------------------------------------------------------------------------------
   Cash Dividends             207.0     207.0             236.2     443.2               203.7     203.7  (Note 3)
   (billions of yen)
     ----------------------------------------------------------------------------------------------------
     Cash Dividends              65        65                75       140                  65        65
     Per share (yen)
     ----------------------------------------------------------------------------------------------------
     Payout Ratio (%)          22.0      22.0              30.6      25.9                41.4      41.4
   ------------------------------------------------------------------------------------------------------
   Value of shares
   repurchased        62.9     36.5      99.4     92.0    125.6     317.0         -      69.9      69.9
   (billions of yen)
   ------------------------------------------------------------------------------------------------------
   Number of shares
   canceled (thousands)  -        -         -        -  162,000   162,000        -          -         -
---------------------------------------------------------------------------------------------------------
Number of Outstanding     3,609,997 3,609,997         3,447,997 3,447,997 3,447,997 3,447,997 3,447,997
Shares (thousands)
---------------------------------------------------------------------------------------------------------    ---------

Supplemental Material for Financial Results for FY2009 Second Quarter (Consolidated)
(U.S. GAAP)

-----------------------------------------------------------------------------------------------------      ---------
                    FY2008                                                FY2009                            FY2009
                  ----------------------------------------------          ---------------------------       Forecast
                  -------------------                                     ----------------
                             (Note 1)                   (Note 1)
                      1Q       2Q    First Half   3Q       4Q                1Q       2Q    First Half
                    (2007/   (2007/  (2007/     (2007/   (2008/  (2007/4-  (2008/   (2008/   (2008/        (2008/4-
                     4-6)     7-9)    4-9)      10-12)    1-3)    2008/3)   4-6)     7-9)     4-9)          2009/3)
-----------------------------------------------------------------------------------------------------      ---------
R&D Expenses         229.0    217.3    446.3    246.8    265.7     958.8    234.2    243.5    477.7          920.0
(billions of yen)
-----------------------------------------------------------------------------------------------------      ---------
Depreciation Expenses242.9    260.7    503.6    244.5    294.3   1,042.4    245.3    275.6    520.9(Note 4)1,100.0
(billions of yen)
   --------------------------------------------------------------------------------------------------      ---------
   Geographic
   Information
   --------------------------------------------------------------------------------------------------      ---------
     ------------------------------------------------------------------------------------------------      ---------
        Japan        144.8    156.3    301.1    145.2    166.8     613.1    147.6    172.9    320.5          690.0
     ................................................................................................      .........
     North America    44.3     46.1     90.4     44.3     68.8     203.5     44.2     46.9     91.1          210.0
     ................................................................................................      .........
        Europe        24.2     26.5     50.7     24.3     26.0     101.0     23.8     25.7     49.5          100.0
     ................................................................................................      .........
         Asia         19.8     20.7     40.5     20.2     20.5      81.2     19.0     19.4     38.4           60.0
     ................................................................................................      .........
        Other          9.8     11.1     20.9     10.5     12.2      43.6     10.7     10.7     21.4           40.0
-----------------------------------------------------------------------------------------------------      ---------
Capital Expenditures 254.0    371.6    625.6    360.7    493.9   1,480.2    268.4    357.1    625.5(Note 4)1,400.0
(billions of yen)
   --------------------------------------------------------------------------------------------------      ---------
   Geographic
   Information
   --------------------------------------------------------------------------------------------------      ---------
        Japan        135.7    214.9    350.6    207.9    304.6     863.1    148.9    211.6    360.5          820.0
     ................................................................................................      .........
     North America    68.1     91.1    159.2     71.7    103.4     334.3     73.3     87.7    161.0          320.0
     ................................................................................................      .........
        Europe        15.6     26.1     41.7     41.1     33.1     115.9     20.3     30.2     50.5          140.0
     ................................................................................................      .........
         Asia         22.6     22.8     45.4     25.3     37.7     108.4     12.7     20.6     33.3           60.0
     ................................................................................................      .........
        Other         12.0     16.7     28.7     14.7     15.1      58.5     13.2      7.0     20.2           60.0
-----------------------------------------------------------------------------------------------------      ---------
Total Liquid Assets                                              4,215.4                           (Note 5)
(billions of yen)
-----------------------------------------------------------------------------------------------------
Free Cash Flow                                                     751.5                           (Note 6)
(billions of yen)
-----------------------------------------------------------------------------------------------------
Total Assets
 (billions of     34,184.7 33,890.6 33,890.6 34,499.7 32,458.3  32,458.3 34,185.5 32,898.6 32,898.6
 yen)
-----------------------------------------------------------------------------------------------------
Shareholders'
 Equity (billions 12,285.2 12,381.2 12,381.2 12,497.3 11,869.5  11,869.5 12,253.0 11,927.0 11,927.0
 of yen)
-----------------------------------------------------------------------------------------------------
Return on Equity (%)  16.3     14.6     15.6     14.7     10.4      14.5     11.7      4.6      8.3
-----------------------------------------------------------------------------------------------------
Return on Asset (%)    5.9      5.3      5.7      5.4      3.8       5.3      4.2      1.7      3.0
-----------------------------------------------------------------------------------------------------      ---------

-----------------------------------------------------------------------------------------------------      ---------
Number of
Consolidated                                                         530
Subsidiaries
-----------------------------------------------------------------------------------------------------
No.of Affil.
Accounted for Under                                                   55
the Equity Method
-----------------------------------------------------------------------------------------------------      ---------


------------------------------------------------    Cautionary Statement with Respect to Forward-Looking Statements
Analysis of Net Income for the first                This report contains forward-looking statements that reflect Toyota's plans and
half of FY2009                                      expectations. These forward-looking statements are not guarantees of future
                                      Consolidated  performance and involve known and unknown risks, uncertainties and other factors
(billions of yen, approximately)                    that may cause Toyota's actual results, performance, achievements or financial
------------------------------------------------    position to be materially different from any future results, performance,
Effects of Marketing Activities          -90.0      achievements or financial position expressed or implied by these forward-looking
------------------------------------------------    statements. These factors include: (i) changes in economic conditions and market
Cost Reduction Efforts                   -40.0      demand affecting, and the competitive environment in, the automotive markets in
------------------------------------------------    Japan, North America, Europe and other markets in which Toyota operates; (ii)
   From Engineering                      -80.0      fluctuations in currency exchange rates, particularly with respect to the value
   ---------------------------------------------    of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the
   From Manufacturing and Logistics       40.0      Canadian dollar and the British pound; (iii) Toyota's ability to realize
------------------------------------------------    production efficiencies and to implement capital expenditures at the levels and
Effects of Changes in Exchange Rates    -300.0      times planned by management; (iv) changes in the laws, regulations and
------------------------------------------------    government policies in the markets in which Toyota operates that affect Toyota's
Increases in Expenses, etc              -260.1      automotive operations, particularly laws, regulations and government policies
------------------------------------------------    relating to trade, environmental protection, vehicle emissions, vehicle fuel
     (Changes in Operating Income)      -690.1      economy and vehicle safety, as well as changes in laws, regulations and
------------------------------------------------    government policies that affect Toyota's other operations, including the outcome
Non-operating Income                     -35.7      of future litigation and other legal proceedings; (v) political instability in
------------------------------------------------    the markets in which Toyota operates; (vi) Toyota's ability to timely develop
Equity in Earnings of Affiliated          -1.0      and achieve market acceptance of new products; and (vii) fuel shortages or
Companies                                           interruptions in transportation systems, labor strikes, work stoppages or other
------------------------------------------------    interruptions to, or difficulties in, the employment of labor in the major
Income Taxes, Minority Interest in       277.8      markets where Toyota purchases materials, components and supplies for the
Consolidated Subsidiaries                           production of its products or where its products are produced, distributed or
------------------------------------------------    sold.
     (Changes in Net Income)            -449.0      A discussion of these and other factors which may affect Toyota's actual
------------------------------------------------    results, performance, achievements or financial position is contained in
                                                    Toyota's annual report on Form 20-F, which is on file with the United States
                                                    Securities and Exchange Commission.